Husqvarna

RECEIVED

2006 JUL 13 P 3:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06015154

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: **Husqvarna A.B. (publ.) 12g3-2(b) Exemption No.**

SUPPL

Dear Sir or Madam:

Husqvarna AB (publ.), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna's 12g3-2(b) filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both an English and a Swedish version. The English version is attached.

Please call with any questions or concerns.

Yours sincerely

Åsa Stenqvist

Head of Corporate Communications
and Investor Relations

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

7/14

Postal address	Office address	Telephone exchange	Fax	Reg. No.	Vat No.	Reg. office
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-36 14 65 00	+46-8 738 64 50	556000-5331	SE556000533101	Jönköping Sweden

Press release

Stockholm, 3 July 2006

Husqvarna acquires assets of Dixon Industries in US

Husqvarna has signed an agreement to acquire the assets of Dixon Industries Inc in the US, a subsidiary of Blount International Inc.

Dixon manufactures zero-turn riding lawnmowers for both professional users and private consumers. In 2005, Dixon had sales of USD 54.4m and an operating income of USD 3.1m.

The acquisition will strengthen Husqvarna's position in the US market within the growing Zero-turn segment. Dixon's products, brand and distribution network complement the Group's existing operation in North America. Production of Dixon products will be transferred to the Husqvarna plant in Nebraska.

The acquisition is expected to be completed at the end of July, and is not expected to have any major impact on Husqvarna's financial position. The operation will be included in the Group's Professional Products business area.

"Dixon is a well-known brand with strong distribution in the servicing dealer channel. By combining our two operations we can achieve substantial synergies in product development and manufacturing, says Bengt Andersson, President and CEO of Husqvarna.

For more information, please contact Bengt Andersson, President and CEO of Husqvarna, telephone +46 36 14 63 00.

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.